15026719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response..... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-41948 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Investment Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Broadhollow Road
(No. and Street)

| Melville | New York | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc (504) 533-5378
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

| 4401 Dominion Boulevard, Suite 500 | Glenn Allen | Virginia | 23060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ty 4/29

ty 4/29

# OATH OR AFFIRMATION

I, Ronald J. DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investment Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brent J. Sheppard
NOTARY PUBLIC
State of Louisiana
Louisiana State Bar #28760
My Commission is for life

# CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

## FINANCIAL STATEMENT

**December 31, 2014**
**with Report of Independent Registered Public Accounting Firm**

SEC ID 8 – 41948

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

# CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

**Table of Contents**

Keiter
Your Opportunity Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Executive Management Oversight Committee
Capital One Investment Services LLC
Melville, New York

We have audited the accompanying statement of financial condition of Capital One Investment Services LLC (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Capital One Investment Services LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 11, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

# CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Statement of Financial Condition

| | | December 31, 2014 |
|---|---|---|
| **Assets:** | | |
| Cash on deposit with affiliated company | $ | 2,592,583 |
| Cash segregated under federal regulations | | 100,000 |
| Investment in money market mutual fund | | 23,695,216 |
| Deposit with clearing broker | | 110,007 |
| Commissions receivable from clearing broker and others | | 1,240,355 |
| Premises and equipment, net | | 41,865 |
| Brokerage intangible, net | | 770,314 |
| Due from affiliate | | 1,932,231 |
| Other assets | | 434,311 |
| **Total assets** | $ | 30,916,882 |
| **Liabilities:** | | |
| Commissions payable to brokers and dealers | $ | 1,403,753 |
| Payable to investment companies | | 100,000 |
| Due to affiliate | | 2,378,439 |
| Income tax payable to affiliate | | 428,418 |
| Deferred tax liability | | 246,867 |
| Other liabilities | | 281,840 |
| **Total liabilities** | | 4,839,317 |
| **Member's equity:** | | |
| Member's equity | | 26,077,565 |
| **Total member's equity** | | 26,077,565 |
| **Total liabilities and member's equity** | $ | 30,916,882 |

See accompanying Notes to Financial Statement.

## Note 1—Organization

Capital One Investment Services LLC (the "Company"), a limited liability corporation is a wholly owned subsidiary of Capital One, National Association ("CONA"). CONA is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades, carry customer accounts, or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "Clearing Broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The Clearing Broker is responsible for customer billing, recordkeeping, custody of securities, and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the Clearing Broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors. The Company's activities are conducted primarily in the Northeast and Mid-Atlantic markets as well as in Louisiana and Texas.

## Note 2—Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Risks and Uncertainties

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

**Note 2—Summary of Significant Accounting Policies (continued)**

**Cash on Deposit with Affiliated Company and Cash Segregated under Federal Regulations**

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day of receipt. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidance.

**Investment in Money Market Mutual Fund**

The Company records its investment in the money market mutual fund at cost which approximates fair value due to its short-term nature.

**Commissions Receivable**

Commissions receivable represents receivables due from the Clearing Broker. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. No allowance was deemed necessary as of December 31, 2014.

**Premises and Equipment**

Buildings and improvements, leasehold improvements, furniture & equipment, and computer software are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation on premises and equipment sold or otherwise disposed of are removed from the balance sheet and any gain or loss is reported in the current year's operations. Depreciation is calculated using the straight-line method over the estimated useful lives ranging from 3 to 39 years.

**Note 2—Summary of Significant Accounting Policies (continued)**

**Brokerage Intangible**

The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

The Company performs an impairment test of the brokerage intangible when indicators of impairment exist. Impairment losses are recognized in the period of determination. The Company did not record an impairment charge in 2014.

**Income Taxes**

The Company is a disregarded entity for tax purposes. As a disregarded entity, the Company does not have individual tax status but is treated as a division of the single member for federal and state income tax purposes.

The operations of the Company are included in the consolidated federal and combined state and local income tax returns filed by Capital One. Tax expenses or benefits are allocated among members in the consolidated group on a separate return basis.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014.

**Benefit Plans**

The Company's employees are included in the employee benefit plans maintained by Capital One, subject to the provisions of the respective plans. Costs associated with these plans are allocated directly to the Company.

**Note 3—Fair Value of Financial Instruments**

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.
- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1 and are recorded at cost which approximates fair value due to their short-term nature. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following table displays the Company's assets on the statement of financial condition measured at fair value on a recurring basis as of December 31, 2014:

| | December 31, 2014 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Total Estimated Fair Value |
| | Level 1 | Level 2 | Level 3 | |
| Securities owned: | | | | |
| Money market mutual fund | $ 23,695,216 | $ — | $ — | $ 23,695,216 |
| Total securities owned | $ 23,695,216 | $ — | $ — | $ 23,695,216 |

**Note 4—Premises and Equipment**

The following table presents a summary of premises and equipment, net:

| | December 31, 2014 |
|---|---|
| Buildings and improvements | $ 103,640 |
| Leasehold improvements | 3,052 |
| Furniture and equipment | 348,594 |
| Computer software | 228,454 |
| Accumulated depreciation | (641,875) |
| Total premises and equipment, net | $ 41,865 |

**Note 5—Income Taxes**

As of the beginning and end of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The IRS began its audit of Capital One's federal income tax returns for the years 2012 and 2013 in 2014. It is expected that a settlement of this audit will be made within twelve months; however, the outcome of the audit is not expected to have a material impact on the financial results of the Company.

**Note 6—Related Party Transactions**

The Company markets and sells certain non-deposit investment products to the public, including customers of CONA, from certain branch premises.

Various administrative expenses are paid on the Company's behalf by CONA. These expenses are reimbursed by the Company to CONA on a monthly basis. The balance due to and from affiliated companies are intercompany balances that are settled periodically throughout the year.

**Note 7—Brokerage Intangible**

As a result of the November 16, 2005 acquisition of CONA by Capital One, the Company recorded a brokerage intangible asset of $5,000,000, which is presented net of accumulated amortization of $4,229,686 at December 31, 2014.

**Note 8—Commitments and Contingencies**

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

**Note 9—Liabilities Subordinated to Claims of General Creditors**

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2014, the Company had no such liabilities.

**Note 10—Indemnifications**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

**Note 11—Financial Instruments with Off-Balance Sheet Risk**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its Clearing Broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its Clearing Broker on a daily basis, and requires customers to deposit additional collateral or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

**Note 12—Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $20,942,259, which was $20,619,838 in excess of the required minimum net capital of $322,421. The Company's net capital ratio was 0.23 to 1.

In addition, pursuant to an agreement between the Company and the District Committee for District No. 10 of the FINRA, dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

**Note 13—Subsequent Events**

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statement is issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statement, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 11, 2015, the date the financial statement was issued.

Effective January 1, 2015, the Company merged with and into Capital One ShareBuilder, LLC ("COSB"), an affiliated entity, with COSB as the surviving entity (the "Merger"). Simultaneously with the Merger, COSB changed its name to Capital One Investing, LLC ("COI"). On December 18, 2014, FINRA approved the merger and granted a continuing membership in FINRA for COI. The Company filed with FINRA a uniform request for broker-dealer withdrawal on January 30, 2015 and now ceases to exist.

Based on the evaluation, the Company did not identify any other recognized or nonrecognized subsequent events that would have required adjustment to the financial statement.

# CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

## EXEMPTION REPORT

**December 31, 2014**

SEC ID 8 – 41948

# CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

## Table of Contents

Keiter
Your Opportunity Advisors

## REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To Member and Executive Management Oversight Committee
Capital One Investment Services, LLC
Melville, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which Capital One Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital One Investment Services, LLC claimed an exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and Capital One Investment Services, LLC stated that Capital One Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital One Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital One Investment Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 11, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Capital One Financial Advisors

Capital One Investment Services LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, Capital One Investment Services LLC, is true and correct.

Ronald J. DeBlanc
Chief Financial Officer
February 11, 2015



Corporate Address
265 Broadhollow Road, P.O. Box 8913, Melville, NY 11747, 800 248 3919, Fax 631 577 2834